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MARGARET E. WILSON margaret.wilson@dechert.com +1 212 698 3527 Direct

March 11, 2019

VIA EDGAR

John M. Ganley

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re:	RBC Funds Trust (the “Trust”)

File Nos.: 333-111986; 811-21475

Dear Mr. Ganley:

We are writing in response to comments provided telephonically on February 21, 2019 with respect to Post-Effective Amendment No. 126 filed on Form N-1A on January 9, 2019 for the Trust under the Securities Act of 1933, as amended (“Securities Act”), and the Investment Company Act of 1940, as amended (“1940 Act”), to register Class IS shares of Access Capital Community Investment Fund (the “Fund”), a new share class of the Fund. The Fund has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf. Capitalized terms used but not defined in this letter have the meanings given to them in the Fund’s registration statement

Comment 1.	Please provide a completed fee table and expense example for the Fund prior to filing the revised registration statement.

Response 1. The completed fee table and expense example were provided to the SEC staff prior to filing the revised registration statement.

Comment 2.	Please revise the disclosure to clarify that the Advisor may not recoup fees and/or operating expenses waived or reimbursed during any of the previous 12 months if such recoupment would cause Fund expenses to exceed the expense limitation either (i) at the time of the waiver or reimbursement or (ii) at the time of recoupment.

Response 2. The disclosure has been revised accordingly.

Comment 3.	The Fund’s principal investment strategies state that the Fund seeks “a competitive return consisting of current income and capital appreciation.” Please revise the disclosure to clarify how the Fund measures competitive returns.

Response 3. The disclosure has been revised accordingly.

Comment 4.	Please revise the disclosure to clarify whether the Fund’s duration is managed relative to a specified benchmark. In addition, please provide an example of the effect of a change in interest rates on the price of a security with a given duration.

Response 4. The disclosure has been revised to clarify that the Fund’s duration is managed relative to the Bloomberg Barclays U.S. Securitized Index. We believe that the existing disclosure regarding the Fund’s duration strategy in the “More on the Fund’s Investment Objective, Principal Investment Strategies and Principal Risks” section of the Prospectus adequately describes the effect of a change in interest rates on the price of a security with a given duration.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3527. Thank you.

Sincerely,

/s/ Margaret Wilson
Margaret Wilson

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